July 18, 2008

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 Washington, D.C. 20549-0405

Re: Responses to the Securities and Exchange Commission
Staff Comments dated July 16, 2008, regarding
Timberline Resources Corporation
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2008

Form 10-QSB for the quarter ended December 31, 2007
Filed February 10, 2008
File No. 0-51549

Form 10-QSB for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 0-51549

Form SB-2
Filed December 26, 2007
File No. 333-148336

Dear Ms. Parker:

This letter responds to the staff’s comments set forth in the July 16, 2008 letter regarding the above-referenced Amendment No. 3 to our Preliminary Proxy Statement on Schedule 14A; Forms 10-QSB for the quarters ended December 31, 2007 and March 31, 2008.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

July 18, 2008

Form 10-QSB for the quarter ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008

Changes in Internal Control Over Financial Reporting, page 19

Staff Comment No. 1.

We note your responses to our prior comments 2 and 3.  Please file the revised Form 10-Qs on EDGAR.

Timberline’s Response:

We will file the revised Form 10-QSBs on EDGAR.

Amendment No. 3 to Preliminary Proxy Statement

General

Staff Comment No. 2.

Please provide us with two copies of Amendment No. 3 to the Preliminary Proxy Statement precisely marked to reflect changes from the previous amendment that you filed on June 11, 2008, and file such marked amendment on EDGAR.  We note, as two examples only, that the redline filed on EDGAR does not mark the changes made to the last paragraph on page 4 or the changes that were made to the Fairness Opinion.  We may have further comments after looking at the corrected redline of Amendment No. 3.

Timberline’s Response:

Pursuant to our conversation with Ms. Nguyen Parker, we have provided the SEC with a facsimile copy of our Amendment No. 3 to the Preliminary Proxy Statement marked to show all the changes from our Amendment No. 2.   Ms. Parker confirmed that it was not necessary to refile this document on EDGAR.  However, if you determine this is desirable, or if you require additional copies, please let us know.

Certain Relationships and Related Transactions

Kettle Agreement and Preferred Stock Repurchase, page 31

Staff Comment No. 3.

We note your response to our prior comment 8.  Update your discussion of the purchase price for the Series A preferred stock in light of the partial buyback and partial conversion.

Timberline’s Response:

The requested disclosure has been added to page 26 of the proxy statement.

July 18, 2008

Selected Consolidated Financial and Operating Data of SMD, page 49

Staff Comment No. 4.

We note your disclosure on page 49 that, you “have not included financial information for the years ended December 31, 2003 and 2004, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2005, 2006 and 2007 and three months ended March 31,2008.”  Please modify your disclosure to indicate, if true, that this information cannot be obtained without unreasonable effort or expense.”

Timberline’s Response:

The following disclosure is included on page 49 of Amendment No. 3 to our proxy statement, at the end of the second paragraph under the heading “Selected Consolidated Financial and Operating Data of SMD”:

“Such financial information for the years ended December 31, 2003 and 2004 cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.”

However, to highlight this disclosure, we have added this statement earlier in the paragraph as well.

Selected Pro Forma Combined Financial Data And Unaudited Per Share Data, page 51

Staff Comment No. 5.

Please disclose historical and pro forma per share data required by Schedule 14A Item 14(b)(10) for 2005, 2006 and 2007 and any subsequent interim period reported in the Proxy Statement.  We refer you to our letter to you from Leslie A. Overton, Associate Chief Accountant dated May 6, 2008.

Timberline’s Response:

As the SMD acquisition will be accounted for as a purchase, Instruction 1 to paragraph (b)(10) of Item 14 states that the financial information required for (b)(10) should be presented for the most recent fiscal year and interim period.  As such, information regarding Timberline and SMD has been presented as of September 30, 2007 and March 31, 2008.  Please note that with respect to SMD, based our conversation with Jill Davis, the information is presented (and appropriately footnoted) on the basis of one outstanding membership interest.

Small Mine Development, LLC Financial Statements, page E-1

Staff Comment No. 6.

Please highlight to investors that the financial statements of Small Mine Development, LLC (“SMD”) are not audited and indicate, if true, that it was not practicable for SMD’s financial statements for the most recent fiscal year included in the Proxy Statement to be

July 18, 2008

audited and that the prior fiscal years were not previously audited.  Refer to Item 17(b)(7) of Form S-4.  Alternatively, please provide the audited financial statements of SMD.

Timberline’s Response:

The audited financial statements for SMD for the years ended December 31, 2006 and 2007 have been received and are included in the proxy statement.  The unaudited financial statements for the year ended December 31, 2005 are also included.  We have also updated the disclosures in the proxy statement to reflect the inclusion of audited financials for 2006 and 2007.

Staff Comment No. 7.

Please update the financial statements.  Refer to Rule 3-12 of Regulation S-X.

Timberline’s Response:

The financial statements for the period ended March 31, 2007 and 2008 were inadvertently omitted from Amendment No. 3 and, and are included in the accompanying amendment to our proxy statement.

Timberline hereby acknowledges that:

• Timberline is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Timberline may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing.  If you should have any questions regarding the proxy statement or our response letter, please do not hesitate to contact me at (208) 664-4859 or Kimberley Anderson at (206) 903-8803.

Sincerely,

cc: Dorsey & Whitney LLP